FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 18, 2015, announcing Gilat’s third Quarter 2015 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552, 333-187021 and 333-204867).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 18, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Announces Third Quarter 2015 Results

Gilat reiterates Revenue and EBITDA management objectives for 2015, anticipates a strong fourth quarter

Petah Tikva, Israel – November 18, 2015 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter, ended September 30, 2015.

Key Financial Updates:
•	Revenues for the third quarter of 2015 were $40.3 million compared to $44.3 million in the second quarter of 2015 and $57.1 million in the comparable period of 2014.
•	EBITDA for the third quarter of 2015 was a loss of $3.4 million compared to a loss of $2.5 million in the second quarter of 2015 and EBITDA of $6.4 million in the comparable period of 2014.
•
Cash balances, including restricted cash, net of short-term bank credits, increased by $34.9 million compared to December 31, 2014, resulting in a cash balance of $88.4 million as of September 30, 2015.

•	Company recorded a non-cash impairment of goodwill in the amount of $20.4 million related to Wavestream.
•	Reiterated management objectives for 2015: Revenues of between $210 to $220 million and EBITDA of between $6 to $8 million.

On a non-GAAP basis, operating loss was $5.8 million in the third quarter of 2015, compared to an operating income of $3.6 million in the comparable quarter of 2014.

On a GAAP basis, operating loss, including impairment of goodwill and restructuring costs, was $29.1 million in the third quarter of 2015, compared to an operating income of $1.5 million in the comparable quarter of 2014.

On a non-GAAP basis, net loss for the quarter was $8.9 million or $0.20 per diluted share, compared to net income of $3.0 million or $0.07 per diluted share in the same quarter of 2014.

On a GAAP basis, net loss for the quarter was $32.4 million or a loss of $0.73 per diluted share compared to a net income of $0.2 million in the same quarter of 2014.

“As I mentioned in our previous release regarding our organizational change, the company is continuing its transition as it seeks to maximize the potential for growth in two key areas: High Throughput Satellite (HTS) and In-Flight Connectivity (IFC)," said Dov Baharav, Interim CEO and Chairman of the Board of Gilat.

"The industry shift to HTS, in some cases at the expense of the traditional enterprise equipment sales, represents an opportunity for large end-to-end deals and substantial growth for Gilat, given the significant technological advantage we have with our X-Architecture, coupled with our service offering. However, the HTS business is characterized by a longer decision-making process. This longer decision-making process has affected our results in the third quarter. At the same time, as previously mentioned, the defense-related business is still weak impacting our third quarter results. On the other hand, we see high-growth in IFC and during the third quarter we have ramped-up our IFC production capabilities, and expect it to translate into revenues starting in the fourth quarter. Furthermore, our results were adversely impacted by the rapid devaluation of the Brazilian Real and the Colombian Peso.

Looking forward, given the growing demand we see for our IFC offering, the expected new HTS business, and the pickup of our Fitel projects in Peru, we anticipate continued growth in 2016, and a strong fourth quarter in 2015 with a substantial increase in revenues and EBITDA.”

As previously announced, Adi Sfadia has joined Gilat and assumed the role of Gilat's Chief Financial Officer on November 16, 2015. He will be joining Dov Baharav on the earnings call later today.

Key Recent Announcements:
•	Gilat Launches its Revolutionary Distributed X-Architecture to Address the Growing Demands of High-Throughput Satellites (HTS) in a Single Platform
•	Gilat Announces Structural Organizational Changes to Support Key Strategic Opportunities
•	Gilat Signed Agreement with Major Satellite Broadband Provider to Deliver High-Performance Dual Ku/Ka-Band Terminal
•	Nordnet Orders Gilat SkyEdge II-c HTS Consumer Kits for High-Speed Internet Access in France

Conference Call and Webcast Details:
Gilat management will host a conference call today at 15:00 GMT / 10:00 EST / 17:00 IST to discuss the results. International participants are invited to access the call at (972) 3-918-0687, and US-based participants are invited to access the call by dialing (866)-744-5399 or (888)-642-5032. A replay of the conference call will be available beginning at approximately 17:00 GMT/ 12:00 EST/ 19:00 IST today, until 17:00 GMT/ 12:00 EST/ 19:00 IST November 21, 2015.  International participants are invited to access the call at (972)3-9255940, and US-based participants are invited to access the call by dialing (866)-276-1485. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income, goodwill impairment and restructuring costs. Non-GAAP presentations of net income, operating income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)),goodwill impairment and restructuring costs ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat’s controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice Preside
(212) 896-1233
pcarlson@kcsa.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2015	2014
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	27,723	27,726
Restricted cash	68,405	25,983
Restricted cash held by trustees	1,204	15,441
Trade receivables, net	38,731	57,728
Inventories	28,830	25,112
Other current assets	16,036	14,760
Total current assets	180,929	166,750

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	177	216
Severance pay funds	7,690	8,085
Other long term receivables and deferred charges	7,081	12,124
Total long-term investments and receivables	14,948	20,425

PROPERTY AND EQUIPMENT, NET	85,972	90,893

INTANGIBLE ASSETS, NET	18,597	22,970

GOODWILL	43,468	63,870

TOTAL ASSETS	343,914	364,908

	September 30,	December 31,
	2015	2014
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	9,124	15,857
Current maturities of long-term loans	4,557	4,595
Trade payables	14,661	22,850
Accrued expenses	20,284	22,475
Advances from customers	58,545	2,940
Short-term advances from customers, held by trustees	2,614	12,858
Other current liabilities	17,349	18,587

Total current liabilities	127,134	100,162

LONG-TERM LIABILITIES:
Accrued severance pay	7,489	8,157
Long-term loans, net of current maturities	21,680	26,271
Other long-term liabilities	4,380	5,179

Total long-term liabilities	33,549	39,607

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,046	1,966
Additional paid-in capital	883,803	876,624
Accumulated other comprehensive loss	(3,502)	(1,420)
Accumulated deficit	(699,116)	(652,031)

Total equity	183,231	225,139

TOTAL LIABILITIES AND EQUITY	343,914	364,908

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended 30 September 2015			Three months ended 30 September 2014
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	40,347	-	40,347	57,135	-	57,135
Cost of revenues	30,865	(1,278)	29,587	38,567	(1,258)	37,309
Gross profit	9,482	1,278	10,760	18,568	1,258	19,826
	24%		27%	32%		35%
Research and development expenses:
Expenses incurred	6,115	(102)	6,013	6,714	(121)	6,593
Less - grants	151	-	151	854	-	854
	5,964	(102)	5,862	5,860	(121)	5,739
Selling and marketing expenses	6,050	(317)	5,733	6,913	(350)	6,563
General and administrative expenses	5,164	(214)	4,950	4,258	(305)	3,953
Restructuring Costs	986	(986)	-	-	-	-
Goodwill Impairment	20,402	(20,402)	-	-	-	-
Operating income (loss)	(29,084)	23,299	(5,785)	1,537	2,034	3,571
Financial expenses, net	(2,940)	-	(2,940)	(349)	-	(349)
Income (loss) before taxes on income	(32,024)	23,299	(8,725)	1,188	2,034	3,222
Taxes on income	173	-	173	259	-	259
Net income (loss) from continuing operations	(32,197)	23,299	(8,898)	929	2,034	2,963
Loss from discontinued operations	(200)	200	-	(752)	752	-
Net income (loss)	(32,397)	23,499	(8,898)	177	2,786	2,963

Basic net income (loss) per share from continuing operations	(0.73)			0.02
Basic loss per share from discontinued operations	(0.00)			(0.02)
Basic net income (loss) per share	(0.73)		(0.20)	0.00		0.07

Diluted net income (loss) per share from continuing operations	(0.73)			0.02
Diluted loss per share from discontinued operations	(0.00)			(0.02)
Diluted net income (loss) per share	(0.73)		(0.20)	0.00		0.07

Weighted average number of shares used in
computing net income (loss) per share
Basic	44,030,805		44,030,805	42,579,396		42,579,396
Diluted	44,030,805		44,030,805	42,995,059		43,586,395

(1)
Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related toShares acquisition transactions, goodwill impairment, restructuring costs and net income (loss) from discontinued operations.

	Three months ended	Three months ended
	30 September 2015	30 September 2014
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	59	61
Research and development	102	121
Selling and marketing	127	136
General and administrative	214	305
	502	623

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	1,219	1,197
Selling and marketing	190	214
	1,409	1,411

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended 30 September 2015			Nine months ended 30 September 2014
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	129,861	-	129,861	162,036	-	162,036
Cost of revenues	96,137	(3,759)	92,378	104,173	(3,773)	100,400
Gross profit	33,724	3,759	37,483	57,863	3,773	61,636
	26%		29%	36%		38%
Research and development expenses:
Expenses incurred	19,243	(321)	18,922	20,831	(362)	20,469
Less - grants	563	-	563	1,802	-	1,802
	18,680	(321)	18,359	19,029	(362)	18,667
Selling and marketing expenses	18,725	(1,000)	17,725	25,280	(1,042)	24,238
General and administrative expenses	15,226	(794)	14,432	14,011	(898)	13,113
Restructuring Costs	986	(986)	-	-	-	-
Goodwill Impairment	20,402	(20,402)	-	-	-	-
Operating income (loss)	(40,295)	27,262	(13,033)	(457)	6,075	5,618
Financial expenses, net	(5,850)	-	(5,850)	(1,898)	-	(1,898)
Income (loss) before taxes on income	(46,145)	27,262	(18,883)	(2,355)	6,075	3,720
Taxes on income	740	-	740	783	-	783
Net income (loss) from continuing operations	(46,885)	27,262	(19,623)	(3,138)	6,075	2,937
Loss from discontinued operations	(200)	200	-	(795)	795	-
Net income (loss)	(47,085)	27,462	(19,623)	(3,933)	6,870	2,937

Basic loss per share from continuing operations	(1.08)			(0.07)
Basic loss per share from discontinued operations	(0.00)			(0.02)
Basic net income (loss) per share	(1.08)		(0.45)	(0.09)		0.07

Diluted loss per share from continuing operations	(1.08)			(0.07)
Diluted loss per share from discontinued operations	(0.00)			(0.02)
Diluted net income (loss) per share	(1.08)		(0.45)	(0.09)		0.07

Weighted average number of shares used in
computing net income (loss) per share
Basic	43,436,470		43,436,470	42,371,039		42,371,039
Diluted	43,436,470		43,436,470	42,371,039		43,615,894

(1)
Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related toShares acquisition transactions, goodwill impairment, restructuring costs and net income (loss) from discontinued operations.

	Nine months ended	Nine months ended
	30 September 2015	30 September 2014
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	165	179
Research and development	321	362
Selling and marketing	385	404
General and administrative	794	898
	1,665	1,843

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	3,594	3,594
Selling and marketing	615	638
	4,209	4,232

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	129,861	162,036	40,347	57,135
Cost of revenues	96,137	104,173	30,865	38,567
Gross profit	33,724	57,863	9,482	18,568

Research and development expenses:
Expenses incurred	19,243	20,831	6,115	6,714
Less - grants	563	1,802	151	854
	18,680	19,029	5,964	5,860
Selling and marketing expenses	18,725	25,280	6,050	6,913
General and administrative expenses	15,226	14,011	5,164	4,258
Restructuring Costs	986	-	986	-
Goodwill Impairment	20,402	-	20,402	-
Operating income (loss)	(40,295)	(457)	(29,084)	1,537
Financial expenses, net	(5,850)	(1,898)	(2,940)	(349)
Income (loss) before taxes on income	(46,145)	(2,355)	(32,024)	1,188
Taxes on income	740	783	173	259
Income (loss) from continuing operations	(46,885)	(3,138)	(32,197)	929
Loss from discontinued operations	(200)	(795)	(200)	(752)
Net income (loss)	(47,085)	(3,933)	(32,397)	177

Net income (loss) per share from continuing operations (basic and diluted)	(1.08)	(0.07)	(0.73)	0.02
Loss per share from discontinued operations (basic and diluted)	(0.00)	(0.02)	(0.00)	(0.02)
Net Income (loss) per share (basic and diluted)	(1.08)	(0.09)	(0.73)	0.00

Weighted average number of shares used in
computing net income (loss) per share
Basic	43,436,470	42,371,039	44,030,805	42,579,396
Diluted	43,436,470	42,371,039	44,030,805	42,995,059

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from continuing operations
Cash flows from operating activities:
Net income (loss)	(47,085)	(3,933)	(32,397)	177
Loss from discontinued operations	(200)	(795)	(200)	(752)
Net income (loss) from continuing operations	(46,885)	(3,138)	(32,197)	929
Adjustments required to reconcile net income (loss)
to net cash generated provided by (used in) operating activities:
Depreciation and amortization	11,459	11,626	3,760	4,198
Goodwill impairment	20,402	-	20,402	-
Stock-based compensation	1,665	1,843	502	623
Accrued severance pay, net	(274)	42	(4)	145
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	207	464	120	496
Exchange rate differences on long-term loans	(221)	(311)	5	(277)
Capital loss from disposal of property and equipment	121	241	73	181
Deferred income taxes	11	(56)	49	(9)
Decrease in trade receivables, net	16,730	1,538	10,395	9,572
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	862	(11,731)	846	804
Increase in inventories	(4,911)	(1,226)	(2,094)	(1,925)
Decrease (increase) in restricted cash directly related to operating activities	(52,736)	-	1,582	-
Decrease in trade payables	(7,647)	(4,704)	(2,346)	(4,652)
Increase (decrease) in accrued expenses	(509)	1,491	1,251	(2,685)
Increase (decrease) in advance from customers	55,616	(12,424)	(1,716)	(7,503)
Decrease in advances from customers, held
by trustees	(8,411)	(65)	(4,253)	(3,516)
Decrease in other current liabilities and other long term liabilities	(406)	(7,177)	(2,148)	(6,256)
Net cash used in operating activities	(14,927)	(23,587)	(5,773)	(9,875)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(3,109)	(12,195)	(1,270)	(1,876)
Investment in restricted cash held by trustees	(6,109)	(5,914)	-	(1,686)
Proceeds from restricted cash held by trustees	18,649	8,625	3,997	2,037
Investment in restricted cash (including long-term)	(22,411)	(10,581)	(1,209)	(3,065)
Proceeds from restricted cash (including long-term)	32,559	232	4,283	56

Net cash provided by (used in) investing activities	19,579	(19,833)	5,801	(4,534)

Cash flows from financing activities:
Capital lease payments	(408)	(86)	(204)	(86)
Issuance of restricted stock units and exercise of stock options	5,595	748	1,890	2
Payment of obligation related to the purchase of intangible assets	(500)	(500)	(500)	(500)
Short term bank credit, net	(3,811)	14,177	1,758	6,961
Repayment of long-term loans	(4,409)	(4,484)	(137)	(154)

Net cash provided by (used in) financing activities	(3,533)	9,855	2,807	6,223

Effect of exchange rate changes on cash and cash equivalents	(1,122)	(221)	(708)	(576)

Increase (decrease) in cash and cash equivalents	(3)	(33,786)	2,127	(8,762)

Cash and cash equivalents at the beginning of the period	27,726	58,424	25,596	33,400

Cash and cash equivalents at the end of the period	27,723	24,638	27,723	24,638

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(40,295)	(457)	(29,084)	1,537
Add:
Non-cash stock-based compensation expenses	1,665	1,843	502	623
Restructuring costs	986	-	986	-
Goodwill impairment	20,402	-	20,402	-
Depreciation and amortization	11,459	11,626	3,760	4,198
EBITDA	(5,783)	13,012	(3,434)	6,358